UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.[3]
4	English translation of a press release dated December 20, 2007 of CFS expressing an opinion against the proxy solicitation announced by AEON Co., Ltd. on December 17, 2007.[4]
5	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of CFS.[5]
6	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of AIN PHARMACIEZ.[6]
7	English translation of the Notice dated January 9, 2008 of CFS explaining merits of the proposed business integration with AIN PHARMACIEZ.[7]

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[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on November 6, 2007.

[3] Previously furnished to the Commission as part of Form CB Amendment No. 2 on December 13, 2007.

[4] Previously furnished to the Commission as part of Form CB Amendment No. 3 on December 21, 2007.

[5] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

[6] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

[7] Previously furnished to the Commission as part of Form CB Amendment No. 5 on January 10, 2008.

8 English translation of a press release dated January 11, 2008 of AIN PHARMACIEZ regarding amortization of goodwill.[8]

9 English translation of a press release dated January 11, 2008 of CFS regarding recommendations by proxy advisory firms.[9]

10 English translation of a letter dated January 15, 2008 of CFS explaining recommendations by proxy advisory firms and sale of fractional unit shares.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the letter included as Exhibit 10.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

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[8] Previously furnished to the Commission as part of Form CB Amendment No. 6 on January 11, 2008.

[9] Previously furnished to the Commission as part of Form CB Amendment No. 6 on January 11, 2008.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: [signature]
Name: Kenji Ishida
Title: Chairman, President & CEO

Date: January 15, 2008

TOKYO:35789.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: [signature]
Name: Kiichi Ohtani
Title: President

Date: January 15, 2008

EXHIBIT 10

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

January 15, 2008

To our shareholders:

CFS Corporation
Representative Director and President

Notice of Reference Matters for the Exercise of Voting Rights at the Extraordinary Meeting of Shareholders

We have convened an extraordinary meeting of the shareholders to be held on January 22, 2008 to have our shareholders consider the business integration with AIN PHARMACIEZ INC. As we have received numerous inquiries regarding the proposal for this integration, we would like to notify you of certain matters for your reference.

Further, please forgive us for repeatedly sending you printed materials in view of the importance of adopting this proposal, and we sincerely ask that you vote in favor of this proposal.

1. Opinions of major proxy advisory firms regarding the business integration
   Two major U.S. firms providing voting recommendations to institutional investors, etc. have recommended voting in favor of the integration proposal because, among other reasons, "the business integration with AIN increases the corporate value more than AEON's proposal." (Please refer to Explanatory Material 1 for details.)

2. Shares less than one unit of shares ("Fractional Unit Shares") to accrue as a result of the share transfer
   150 shares of the newly integrated company will be allotted to 500 shares of our company. Accordingly, the articles of incorporation of the newly integrated company grants additional purchase rights to shareholders holding Fractional Unit Shares of less than 100 shares. Such shareholders may choose to continue holding such shares and receive distributions of surplus. We have made inquiries to our securities firm and our securities agent regarding the administrative procedures required in case you choose to sell such shares. (Please refer to Explanatory Material 2 for details.)

3. Continuation of special benefits to shareholders
   We had previously adopted a special benefits program for our shareholders under which we had presented a gift certificate worth JPY 3,000 to each shareholder holding more than 500 shares of our company. The newly integrated company expects to continue a shareholder special benefits program of substantially the same level.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(Explanatory Material 1)

Global Proxy Advisory Firms have Recommended Voting in Favor of this Integration Proposal

Regarding the business integration between our company and AIN PHARMACIEZ INC., global proxy advisory firms, ISS and Glass, Lewis & Co., have circulated reports to institutional investors and others recommending voting in favor of this integration proposal as a result of their analyses.

According to reports in newspapers made on January 10, 2008, the below reasons were raised as grounds for the two firms' recommendation to vote in favor.

【Reasons for recommendations to vote in favor by ISS and Glass, Lewis & Co.】

ISS;

- **This integration proposal will bring about more increase to corporate value than the AEON proposal.**
- **It cannot be said that the share transfer ratio is unfavorable to our shareholders.**

Glass, Lewis & Co.;

- **This integration has sufficient strategic reasons.**
- **Financial terms are fair.**

Proxy Advisory Firms

- Firms providing advices to investors regarding approval or disapproval of proposals submitted to shareholders' meetings.
- Proxy advisory firms have come to have enormous influence and impact because of the increase in tendencies of global institutional investors such as U.S. pension funds to exercise their voting rights in deference to their recommendations.

ISS and Glass, Lewis & Co.

- **Institutional Shareholder Services (ISS):**
  An U.S. proxy advisory firm and the world's leading provider of advices regarding exercise of voting rights, etc. Advises approximately 1,700 clients and institutional investors managing aggregate funds of USD 25 trillion (estimate).
- **Glass Lewis & Company (Glass, Lewis & Co.):**
  An U.S. proxy advisory firm and the second largest firm behind ISS. Advises approximately 300 clients and institutional investors managing aggregate funds of USD 15 trillion (estimate).

We believe that the contributions of this integration to the improvement of our shareholders' value have been reinforced by the reports from ISS and Glass, Lewis & Co. recommending voting in favor of this proposal.

CFSコーポレーション

(Explanatory Material 2)

Procedure for Sale of Fractional Unit Shares

【For shareholders on the general register of shareholder】

* Shareholders whose shares are not deposited with Japan Securities Depository Center, Inc. ("JSDEC")

Fractional Unit Share cannot be sold in the market. However, you can request the issuing company to purchase your Fractional Unit Share. If you desire to make such request, you may submit such request to the issuing company's Shareholder Registry Administration Agent (i.e., The Chuo Mitsui Trust and Banking Company, Limited) directly or through a securities firm (although not all securities firms provide such intermediary services). You may also submit such request through the counter of the headquarters or any branch of The Chuo Mitsui Trust and Banking Company, Limited, which is the issuing company's Shareholder Registry Administration Agent, or through the headquarters or any branch of Japan Securities Agents, Ltd.

<Notes>

- The submitted request for purchase shall become effective when the appropriate documents reach the administration office or any intermediary office of the issuing company's Shareholder Registry Administration Agent.
- You may not designate the purchase date, the purchase price, the applicable stock exchange, etc. You may not cancel or withdraw a submitted request for purchase for any reason whatsoever.
- The payment of the purchase price will be made to you after deduction of applicable charges (including an amount equaling the purchase handing charge prescribed by the issuing company).
- If you are an individual (a resident of Japan or a non-resident who has a permanent establishment for taxation purpose in Japan) requesting the purchase of your Fractional Unit Shares, then the taxation applicable to your capital gains from such purchase shall be subject to "Separate Taxation at Source through Filing of Final Tax Return", and you will be required to submit appropriate documents for personal identification such as a photocopy of a certified copy of your individual residential registry.

* Taxation on Capital Gain for "Stock, etc. tradable on Stock Exchange"
Effective from January of 2003, as to the taxation on capital gain for "stock, etc. tradable on stock exchange", "Separate Withholding Taxation at Source" taxation method was abolished and only "Separate Taxation at Source through Filing of Final Tax Return" taxation method remains in force. Therefore, in principle, you must calculate the tax amount imposed on your income from any sale of "stock, etc. tradable on stock exchange" within the year separate from any other income source, and then file a final return and pay the calculated tax.

【For beneficial shareholders】

* Shareholders whose shares are deposited with JSDEC

Although you may also place an order to sell your Fractional Unit Shares through your securities firm, brokerage and handling of such sale of Fractional Unit Shares may differ depending on each securities firm. We would advice you inquire your specific securities firm for details of the procedure, etc.

(An example which we investigated)

- If a shareholder who has opened and maintained a specified account has designated such account as the account subject to withholding tax, such shareholder is not required to file a final return.
- If a shareholder has opened and maintained a specified account without withholding tax or an

ordinary account, such shareholder will be required to file a final tax return.

* In the case of a specified account, the relevant securities firm will administrate the recognition of acquisition date, acquisition cost and capital gain and loss on an issuing company basis.

The purchase price will be transmitted into the account opened with the relevant securities firm.

END